Exhibit 99.1
CONVENING NOTICE
This is the convening notice for the 2026 annual general meeting of shareholders of InflaRx N.V. (the "Company") to be held on April 23, 2026 at 9:00 hours Amsterdam time (CEST) at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM").
The agenda for the AGM is as follows:
1.	Opening
2.	Discussion of Dutch statutory board report for the financial year ended December 31, 2025 (discussion item)
3.	Adoption of Dutch statutory annual accounts for the financial year ended December 31, 2025 (voting item)
4.	Discussion of the Company's dividend and reservation policy (discussion item)
5.	Instruction to KPMG Accountants N.V. for the external audit of the Company's statutory annual accounts for the financial year 2026 (voting item)
6.	Release from liability for the Company's directors with respect to the performance of their duties during the financial year ended December 31, 2025 (voting item)
7.	Re-appointment of Mr. Niels Riedemann as executive director of the Company (voting item)
8.	Re-appointment of Mr. Renfeng Guo as executive director of the Company (voting item)
9.	Re-appointment of Mr. Nicolas Fulpius as non-executive director of the Company (voting item)
10.	Re-appointment of Mr. Richard Brudnick as non-executive director of the Company (voting item)
11.	Re-appointment of Ms. Hege Hellstrom as non-executive director of the Company (voting item)
12.	Extension of authorization for the Company's board of directors (the "Board") to issue shares and grant rights to subscribe for shares (voting item)
13.	Extension of authorization for the Board to limit and exclude pre-emption rights (voting item)
14.	Extension of authorization for the Board to acquire shares and depository receipts for shares in the Company's capital (voting item)
15.	Amendment to the Company's articles of association (voting item)
16.	Approval of a new Long-term Incentive Plan (the "LTIP 2026") (voting item)
17.	Closing
No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.
The record date for the AGM is March 26, 2026 (the "Record Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the "Registers") may attend and, if relevant, vote at the AGM ("Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Record Date.
Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the "Beneficial Owners") on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM.
Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM (an "Attendance Notice") no later than 6:00 a.m. CEST on the fourth day prior to the AGM (the "Cut-off Date"). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.
Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the AGM through the use of a written or electronically recorded proxy.

Proxyholders must submit a signed proxy to the Company no later than the Cut-off Date and present a copy of their proxy upon entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.inflarx.com).
Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:
InflaRx N.V.
c/o Mr. Christian Schmid
Fraunhoferstr. 22
82152 Planegg/Martinsried
Germany
(christian.schmid@inflarx.de)
Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Date may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.
EXPLANATORY NOTES TO THE AGENDA
2.	Discussion of Dutch statutory board report for the financial year ended December 31, 2025 (discussion item)
The Company's statutory board report over the financial year 2025 has been made available on the Company's website (http://www.inflarx.com) and at the Company's office address.
3.	Adoption of Dutch statutory annual accounts for the financial year ended December 31, 2025 (voting item)
The Company's annual accounts over the financial year 2025 have been made available on the Company's website (http://www.inflarx.com) and at the Company's office address. It is proposed that these annual accounts be adopted.
4.	Discussion of the Company's dividend and reservation policy (discussion item)
The Company has never paid or declared any cash dividends on its shares, and the Company does not anticipate paying any cash dividends on its shares in the foreseeable future. The Company intends to retain all available funds and any future earnings to fund the development and expansion of its business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the Company's paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company's articles of association. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Board and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Board deems relevant. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.
5.	Instruction to KPMG Accountants N.V. for the external audit of the Company's annual accounts for the financial year 2026 (voting item)
Under Dutch law, the general meeting of shareholders of the Company is, in principle, the corporate body authorized to annually appoint the external independent auditor for the audit of the Company's annual accounts. Pursuant to a recommendation by the Company's audit committee, it is now proposed to appoint KPMG Accountants N.V. as the external independent auditor for the audit of the Company's annual accounts for the financial year 2026.
6.	Release from liability for the Company's directors with respect to the performance of their duties during the financial year ended December 31, 2025 (voting item)
It is proposed that the Company's directors be released from liability for the exercise of their duties during the financial year 2025. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's statutory board report or annual accounts over the financial year 2025 or in other public disclosures.

7.	Re-appointment of Prof. Niels Riedemann as executive director of the Company (voting item)
The Board has made a binding nomination to re-appoint Prof. Niels Riedemann as executive director of the Company. Prof. Niels Riedemann is proposed for re-appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2030. Prof. Niels Riedemann will continue to serve as the Company's Chief Executive Officer.
Prof. Riedemann is one of our co founders and has served as our Chief Executive Office since 2007. Prof. Riedemann has over 15 years of experience in the biotech industry and drug development as well as over 20 years of experience in complement immunology research. He founded InflaRx in 2007 and has served as Chief Executive Officer since inception of the company. He has been instrumental in and led numerous private and public financing rounds of the company and has been the responsible lead for its Nasdaq IPO in 2017. He is named inventor on several internationally granted core patents of InflaRx. As physician he has been appointed Vice Director (“Leitender Oberarzt”) of Intensive Care Medicine, and he has led a 50-bed University ICU unit for over 6 years at Friedrich Schiller University, Jena, Germany until 2015. Before that, he received his board certification as General Surgeon upon completion of his surgical fellowship at MHH (Hannover Medical School, Germany) in 2007 where he also received his habilitation (equivalent to Ph.D.) and where he still holds an Adjunct Professorship (APL Professor). He spent three years as postdoctoral research fellow at the University of Michigan, USA until 2003. He received his medical training at Albert Ludwig University (ALU), Freiburg, Germany, and Stanford University, USA and graduated as Dr. med. (equivalent to M.D.) from ALU in 1998. His research has been awarded with several national and international awards. He has received extensive extra-mural funding and published over 60 peer reviewed scientific publications in highly ranked journals. He has served as a member on a Board of Directors and a Scientific Advisory Board of two large scientific governmental funded programs. He currently serves as Co-Chair of the Health Politics working group of Bio-Deutschland and he serves as member of the board of trustees for the German Sepsis Foundation.
8.	Re-appointment of Prof. Renfeng Guo as executive director of the Company (voting item)
The Board has made a binding nomination to re-appoint Prof. Renfeng Guo as executive director of the Company. Prof. Renfeng Guo is proposed for re-appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2030. Prof. Renfeng Guo will continue to serve as the Company's Chief Scientific Officer.
Professor Guo is one of our co-founders and has served as our Chief Scientific Officer since 2007. Since its inception, he has headed scientific development at InflaRx as the full-time CSO. Prof. Guo leverages his expertise in antibody research and inflammation, bringing together a highly effectual research team for drug development to build a focused pipeline based on cutting-edge technology. His early research led to the discovery of InflaRx’s leading drug, vilobelimab. He continues to be the driving force for the development of other pipeline drugs as well as a key inventor for InflaRx’s intellectual property portfolio. Prof. Guo received his M.D. degree from Norman Bethune Medical School in China and conducted post-doctoral research in the laboratory of Prof. Peter Ward at the University of Michigan, Ann Arbor. After stints as a junior and senior faculty member beginning in 2001 at the University of Michigan, he is currently an Adjunct Research Associate Professor. Prof. Guo has over 80 high-impact, peer reviewed publications in the fields of cancer, infectious disease, and inflammation research.
9.	Re-appointment of Mr. Nicolas Fulpius as non-executive director of the Company (voting item)
The Board has made a binding nomination to re-appoint Mr. Nicolas Fulpius as a non-executive director of the Company. Mr. Nicolas Fulpius is proposed for re-appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2030. Mr. Fulpius will continue to serve as the chairman of our Board.
Mr. Fulpius is one of our co-founders and has served as a director and chairman of our Board since 2007. Long active in the venture capital field between the US and Europe, for the Lombard Odier Immunology fund, for Ultreia Capital and as Partner at Affentranger Associates, Nicolas has become an entrepreneur at heart: he created, developed and helped finance several companies in the Biotech, cleantech and ICT field. Recently, Mr. Fulpius was - among others - CEO of Veltigroup, CDO of Swisscom and member of the Swisscom Ventures investment committee. In 2020 Nicolas Fulpius co-founded the Ansam Group one of the leading ICT services company in Switzerland for which he is acting as CEO and Chairman. Nicolas Fulpius holds an MBA from the University of St. Gallen, Switzerland, and a Masters in Science in Engineering from Stanford University, USA.

10.	Re-appointment of Mr. Richard Brudnick as non-executive director of the Company (voting item)
The Board has made a binding nomination to re-appoint Mr. Richard Brudnick as a non-executive director of the Company. Mr. Richard Brudnick is proposed for re-appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2030.
Mr. Brudnick has been a director on our board since 2019. Mr. Brudnick was most recently Chief Business Officer for Prime Medicine, Inc., a leader in the field of gene editing. Prior to joining Prime Medicine, Mr. Brudnick was Chief Business Officer and Head of Strategy for Codiak BioSciences, a leader in the field of exosome therapeutics. Before Codiak, Mr. Brudnick was Executive Vice President of Business Development and Alliance Management at Bioverativ, Inc., a company he helped found in 2016. Until Bioverativ’s acquisition by Sanofi in March 2018, Mr. Brudnick led business development efforts to build a significant pipeline in rare blood disorders, including an acquisition, a multi-product collaboration and additional scientific collaborations and licenses. Mr. Brudnick joined Bioverativ at its spin-off from Biogen where, over the course of nearly 15 years, he initiated, led and completed transactions that led to several of the company’s marketed products and late-stage pipeline. Mr. Brudnick also was CEO of a regional pharmaceutical distribution business, which he sold to a strategic buyer; co-founded two companies; and was a strategy consultant at Bain & Company. He holds bachelor and advanced degrees from MIT and serves on the board of directors of Scholar Rock, Inc.
11.	Re-appointment of Ms. Hege Hellstrom as non-executive director of the Company (voting item)
The Board has made a binding nomination to re-appoint Ms. Hege Hellstrom as a non-executive director of the Company. Ms. Hege Hellstrom is proposed for re-appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2030.
Ms. Hellstrom has been a director on our board since 2023. Ms. Hellstrom is currently Chief Commercial Officer in Advicenne, a French pharmaceutical company specializing in the development of innovative treatments in Nephrology. She is a non-executive board member of Vivesto AB since 2019 and Camurus AB since 2020, both public Swedish companies and she is also a member of the Audit Committee in both companies. Ms. Hellstrom is a non-executive board member of Guard Therapeutics, a Swedish public company since 2024. She is the founder and managing director of Belnor BV, an investment and consulting company. Ms. Hellstrom has more than 30 years’ experience in sales, marketing, strategy development, commercialization, partner alliances and executive management. From 2013 to 2018, she worked as President Europe, Middle East, North Africa and Russia in Sobi, a Swedish biopharmaceutical company where she led several launches in rare diseases such as haemophilia and metabolic diseases. Before Sobi, she worked in Genzyme for 11 years in roles ranging from General manager in Benelux to head of Renal and Endocrine business in Europe, LATAM and JAPAC. When Genzyme was acquired by Sanofi she continued as Global Vice-president of Cardiovascular products in Sanofi. Before Genzyme she worked in Baxter Healthcare for 13 years. Ms. Hellstrom holds a B.Sc., Biomedical Laboratory Scientist from Oslo Metropolitan University, Norway.
12.	Extension of authorization for the Board to issue shares and grant rights to subscribe for shares (voting item)
The General Meeting has authorized the Board, for a period of five years following the 2025 annual general meeting of shareholders held on April 24, 2025 (the "2025 AGM"), to resolve to issue ordinary shares and/or grant rights to subscribe for ordinary shares, in each case up to the Company's authorized share capital included in its articles of association from time to time. It is proposed that this authorization be extended to expire five years following the date of this AGM. If the resolution proposed under this agenda item 12 is passed, the proposed authorization shall replace the currently existing authorization.
13.	Extension of authorization for the Board to limit and exclude pre-emption rights (voting item)
The General Meeting has authorized the Board, for a period of five years following the 2025 AGM, to limit and/or exclude pre-emption rights in relation to an issuance of, or a granting of rights to subscribe for, ordinary shares resolved upon by the Board. It is proposed that this authorization be extended to expire five years following the date of this AGM. If the resolution proposed under this agenda item 13 is passed, the proposed authorization shall replace the currently existing authorization.

14.	Extension of authorization for the Board to acquire shares and depository receipts for shares in the Company's capital (voting item)
The General Meeting has authorized the Board, for a period of 18 months following the 2025 AGM, to resolve for the Company to acquire (i) fully paid-up ordinary shares in the Company's capital (and depository receipts for such ordinary shares), by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the Company's ordinary shares on the Nasdaq Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as at the close of business on the date of the AGM) and/or (ii) fully paid-up preferred shares (and depository receipts for such preferred shares) in the Company's issued share capital, to the extent permitted by applicable law, by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed the nominal value of the preferred shares concerned. It is proposed that this authorization be renewed for a period of, and effectively extended to expire, 18 months following the date of this AGM. If the resolution proposed under this agenda item 14 is passed, the proposed authorization shall replace the currently existing authorization.
15.	Amendment to the Company's articles of association (voting item)
The Board proposes to amend the Company's articles of association (the "Articles of Association") in order to increase the number of ordinary shares that can be issued under the authorized share capital included in the Articles of Association. A copy of the verbatim text of the proposed amendment described below has been made available on the Company's website and at the Company's office address in the official Dutch language together with an English translation thereof.
If agenda item 15 is adopted, each civil law notary, candidate civil law notary and lawyer of NautaDutilh N.V. will be authorized to have the deed of amendment to the Articles of Association executed.
The Board proposes to increase the Company's authorized share capital to an amount of EUR 43,375,200.00, divided into 180,730,000 ordinary shares and 180,730,000 preferred shares, having a nominal value of EUR 0.12 each. This increase would put the ratio of the Company's issued share capital relative to its authorized share capital at a level consistent with market practice.
The Board furthermore proposes to include a transitional provision in the deed of amendment to the Articles of Association, pursuant to which the Company's authorized share capital will automatically increase to an amount of EUR 91,375,710.00, divided into 380,732,125 ordinary shares and 380,732,125 preferred shares, having a nominal value of EUR 0.12 each, upon the aggregate nominal value of the ordinary shares comprised in the Company’s issued share capital increasing to EUR 18,275,142.00. This increase would put the ratio of the Company's issued share capital relative to its authorized share capital at a level consistent with market practice.
16.	Approval of the LTIP 2026 (voting item)
It is proposed, upon recommendation of the Company’s committee administering the LTIP 2017, and following consultation with expert compensation consultants, to approve the implementation of the LTIP 2026 with effect from January 1, 2027, replacing the Company’s Long-Term Incentive Plan 2017 (as amended on January 1, 2021) (the "LTIP 2017") which is currently in place.
The main change of the LTIP 2026 compared to the LTIP 2017 shall be increasing the maximum annual number of ordinary shares in the Company's capital available for issuance to 6.5% (from 4% in the LTIP 2017) of the Company's outstanding ordinary shares (determined as of December 31 of the immediately preceding year).